CONFIDENTIAL TREATMENT REQUESTED BY MFA FINANCIAL, INC.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO 17 C.F.R. §200.83 (“RULE 83”)

January 13, 2009

VIA OVERNIGHT DELIVERY

Mr. Robert Telewicz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MFA Financial, Inc. (formerly known as MFA Mortgage Investments, Inc.)
Form 10-K for the fiscal year ended December 31, 2007
Filed February 14, 2008
File No. 001-13991

Dear Mr. Telewicz:

On behalf of MFA Financial, Inc., a Maryland corporation formerly known as MFA Mortgage Investments, Inc. (“MFA” or the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), received by letter dated December 18, 2008 (the “December 18th Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”).  These responses to the Staff’s comments are set out and numbered below.  A copy of this letter with the confidential portions of the response redacted is also being filed with the SEC today via EDGAR as a correspondence file.

Form 10-K for the fiscal year ended December 31, 2007

1.           We have considered your response to our prior comments from our letter dated October 31, 2008, and we remain unclear how you have been able to conclude that you have the intent and ability to hold certain AFS securities held in an unrealized loss position to recovery or maturity.  Please provide to us an analysis supporting your conclusions, considering the following:

•
You note asset sales during the third quarter of 2007 were made in reaction to unanticipated and adverse changes in the overall financial marketplace.  Given current market conditions, explain to us how you have been able to conclude that further deteriorations in the market will not necessitate the sale of additional securities at a loss;

CONFIDENTIAL TREATMENT REQUESTED BY MFA FINANCIAL, INC.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO RULE 83

•
We note that each fiscal year since 2005, you have sold portions of your MBS portfolio at net realized losses.  Based on the current market conditions, and your four year history of sales of MBS at a loss, please further justify your conclusions that you have the intent to hold your current MBS to recovery; and

•
The extent to which your current repo lines are renewable or contain roll-over terms.  If you are not able to extend the maturity of these lines, explain to us how you intend to payoff maturing repo lines without selling MBS in an unrealized loss position.

•
In response to the first point of the Staff’s comment, as a result of MFA’s early, preemptive and, in retrospect, correct response to the “credit crisis” by proactively reducing its leverage ratios, MFA has been positioned to not sell any assets since the first quarter of 2008 (the quarter of the government assisted acquisition of The Bear Stearns Companies Inc. by JPMorgan Chase & Co.) despite further significant deterioration in the financial markets.

In our previous response letter to the Staff dated October 31, 2008, the Company delineated the specific reasons supporting its position that its agency MBS net unrealized loss position would recover over time.  One of these factors was management’s belief that heretofore unprecedented financial market intervention by the U.S. Government would positively impact the value of MFA’s agency MBS on a going-forward basis.  At September 30, 2008, the Company had net unrealized losses on its agency MBS of $93.0 million, comprised of gross unrealized losses of $115.6 million and gross unrealized gains of $22.6 million. [REDACTED].

As of December 31, 2008, the Company’s non-agency MBS had a carrying value of approximately [REDACTED] and represented a [REDACTED] of its overall MBS portfolio.  Given [REDACTED] the Company’s non-agency MBS portfolio, the [REDACTED] employed with respect to these assets and the Company’s available cash position [REDACTED] as of December 31, 2008, the Company continues to believe that it has the ability and reiterates its intent to hold each of its non-agency MBS in an unrealized loss position until maturity (which includes prepayment) or recovery and, as a result, sales of these securities are not anticipated.  For more information regarding the Company’s non-agency MBS portfolio, please see the response to comment 4 below.

•
In response to the Staff’s second point, as discussed above, market conditions have dramatically improved for the Company’s agency MBS, further reducing the probability of unforeseen future sales at a realized loss.  Specifically, as of January 9, 2009, the Company’s agency MBS portfolio was [REDACTED].  MFA’s management remains of the view that these assets will continue to gain value in 2009 for two important reasons.  First, interest rates are currently low and, based upon statements from the Federal Reserve, management expects them to remain at current levels for the foreseeable future.  Second, the Federal Reserve has initiated a program to purchase up to $500 billion in MBS backed by Fannie Mae, Freddie Mac and Ginnie Mae over the next six months; thereby increasing demand and supporting the value of these types of assets.

CONFIDENTIAL TREATMENT REQUESTED BY MFA FINANCIAL, INC.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO RULE 83

As discussed above, as of December 31, 2008, the Company’s non-agency MBS had a carrying value of [REDACTED] and represented a [REDACTED] of its overall MBS portfolio.  Given [REDACTED] the Company’s non-agency MBS portfolio, the [REDACTED] employed with respect to these assets and the Company’s available cash position [REDACTED] as of December 31, 2008, the Company continues to believe that it has the ability and reiterates its intent to hold each of its non-agency MBS in an unrealized loss position until maturity (which includes prepayment) or recovery and, as a result, sales of these securities are not anticipated.  For more information regarding the Company’s non-agency MBS portfolio, please see the response to comment 4 below.

•
In response to the Staff’s third point, the Company’s repo lines are renewable at the discretion of its repo lenders and, as such, do not contain guaranteed roll-over terms.  To protect against unforeseen reductions in repo borrowing capabilities, the Company maintains excess cash positions and unused repo capacity with multiple repo counterparties.  In addition, in line with its previously announced strategy of not reinvesting asset run-off until market conditions stabilize for its many major financial institution counterparties, the Company’s MBS balances are reduced each month by principal amortization and prepayments, which in turn correspondingly reduce the amount of repo borrowings required.  Further, as previously discussed, MFA’s agency MBS were in [REDACTED] as of January 9, 2009, which further reduces the likelihood of selling MBS in an unrealized loss position.

2.           Include and enhance your disclosure to include a discussion similar to that provided within your response dated October 31, 2008.  Specifically, please provide a discussion of the expected recovery period for any MBS in an unrealized loss position and the other sources of near term liquidity the Company has available that will enable the Company to hold securities in an unrealized loss position until maturity and/or recovery.

In response to the Staff’s comment, the Company continues to maintain that it has the intent and ability to hold its available-for-sale securities in an unrealized loss position until maturity (which includes prepayment) or recovery.  As previously noted in our letters of October 31, 2008, October 7, 2008 and August 19, 2008, management’s assessment of the Company’s intent and ability to continue to hold its available-for-sale securities in an unrealized loss position until maturity or recovery is based on management’s reasonable judgment of the specific facts and circumstances impacting each such security at the time such assessment is made.  [REDACTED].  Given [REDACTED] the Company’s non-agency MBS portfolio, the [REDACTED] employed with respect to these assets and the Company’s available cash position [REDACTED] as of December 31, 2008, the Company continues to believe that it has the ability and reiterates its intent to hold each of its non-agency MBS in an unrealized loss position until maturity (which includes prepayment) or recovery and, as a result, sales of these securities are not anticipated.  Further, given the expected upward trend in prepayments in 2009 and the potential for increased maximum balances for newly-issued conforming mortgages guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae, MFA’s management anticipates that the recovery period for the Company’s non-agency MBS will be [REDACTED].  In addition, in future filings, to the extent applicable, the Company will revise and expand its disclosure to include information about the expected recovery period for those securities in an unrealized loss position.

CONFIDENTIAL TREATMENT REQUESTED BY MFA FINANCIAL, INC.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO RULE 83

3.           In addition to the analysis requested above, please tell us, and enhance your periodic filings to provide the following disclosures:

•
Address whether repo agreements used to finance security purchases are renewable or contain roll-over terms. To the extent you are not able to renew or roll-over repo lines, explain how you intend to payoff any maturing repo lines without selling MBS in an unrealized loss position;

•
Discuss the amount of margin calls made during each interim period, and the sources of funding for such margin calls, including use of your cushion (i.e., cash, unpledged MBS collateral, collateral in excess of haircuts);

•	Provide a sensitivity analysis related to your fair value estimates in your MD&A; and

•
Include a discussion of the specific impacts that further decreases in interest  rates or increases in pre-payments will have on your portfolio. Specifically address whether these changes will result in the recognition of any unrealized losses on the related MBS and the estimated amount of the loss (if any) that would be incurred.

•
In response to the first point of the Staff’s comment, please refer to the response to question one, part three, above.  In future filings, to the extent applicable, we will revise the disclosure to include similar information.

•
In response to the Staff’s second point, margin transactions (margin calls and reverse margin calls) can occur daily between the Company and its counterparties for its repurchase agreements and interest rate swaps (“Swaps”).  Margin transactions may be due to changes in the market value of the MBS pledged as collateral, changes in MBS balances reflecting principal amortization and prepayments (factor changes) and changes in the value of the Company’s Swaps.  A margin call for both repurchase agreements and Swaps occurs when the collateral value is less than the amount of contractually required collateral.  Margin calls for both repurchase agreements and Swaps are satisfied by the Company pledging or receiving additional collateral in the form of securities or cash.

The Company’s cushion (i.e., assets available to meet margin calls, comprised of cash, unpledged MBS and excess collateral held by counterparties) changes as the market value of its securities change and as the Company’s cash position resulting from its operating, investing and financing activities changes, as presented in the Company’s consolidated statements of cash flows.

The table below presents quarterly information about the Company’s 2008 margin transactions.  In future filings, the Company will present information about its margin transactions, as set forth below, along with its cushion at the balance sheet date.

CONFIDENTIAL TREATMENT REQUESTED BY MFA FINANCIAL, INC.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO RULE 83

Collateral Pledged during the Quarter by the Company to Meet Margin Calls
Fiscal 2008 Quarterly Period Ended	Fair Market Value of Securities Pledged		Cash Pledged		Total Assets Pledged For Margin Calls		Cash and Securities Received For Reverse Margin Calls		Net Assets Received/ (Pledged) For Margin Activity
(Dollars in Thousands)

March 31	$	[REDACTED]	$	[REDACTED]	$	[REDACTED]	$	[REDACTED]	$	[REDACTED]
June 30		[REDACTED]		[REDACTED]		[REDACTED]		[REDACTED]		[REDACTED]
September 30		[REDACTED]		[REDACTED]		[REDACTED]		[REDACTED]		[REDACTED]
December 31		[REDACTED]		[REDACTED]		[REDACTED]		[REDACTED]		[REDACTED]

•	In response to the Staff’s third point, the Company will provide an enhanced sensitivity analysis as to fair value estimates in future filings (see Exhibit A to this letter).

•
In response to the Staff’s fourth point, management does not believe that the target Federal Funds rate of 0.0% to 0.25% can be lowered any further.  In addition, management believes that the spread on agency MBS relative to Treasury securities has become more relevant than the target Federal Funds rate.  The Federal Reserve is currently in the process of acquiring agency MBS specifically in an effort to reduce this spread (Source: Federal Reserve press release dated November 25, 2008).  Prepayment rates are currently low and management expects these rates to trend up going forward.  While increases in prepayment rates will cause more rapid premium amortization, thereby reducing the net yield on MFA’s existing assets, it will also shorten the duration of MFA’s portfolio (reducing interest rate risk) and will more quickly allow MFA to reduce its required repo balances.  Neither of these changes increase the likelihood of the incurrence of losses on the Company’s MBS.

4.
Enhance your disclosure related to Non-Agency MBS to include a discussion of the exact type of loan that underlies your AAA rated securities.  Additionally, please include a discussion of the exact type of loan that underlies the securities for any securities rated below AAA, the reasons why the securities are rated below AAA, and the reasons for any downgrades in credit rating for the current period.

In response to the Staff’s comment, the Company notes for the benefit of the Staff that enhanced disclosure relating to its non-agency MBS was set forth in its Form 10-Q for the period ended September 30, 2008, where the following information was included under Item 3. “Quantitative and Qualitative Disclosures About Market Risk”:

“The following table presents additional information about the underlying loan characteristics of our non-agency MBS with an amortized cost in excess of $1.0 million, detailed by year of MBS securitization, held at September 30, 2008.

CONFIDENTIAL TREATMENT REQUESTED BY MFA FINANCIAL, INC.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO RULE 83

(Dollars in Thousands)	Securities with Average Loan FICO of 715 or Higher (1) (2)			Securities with Average Loan FICO Below 715 (1) (2)
Year of Securitization	2007	2006	2005 and Prior	2005 and Prior	Total
Number of Securities	2	1	5	6	14
MBS Current Face	$154,443	$39,345	$59,845	$71,895	$325,528
MBS Amortized Cost	$153,981	$39,148	$60,327	$73,417	$326,873
MBS Fair Value	$104,355	$25,038	$47,294	$58,164	$234,851
Weighted Average Price	67.6%	63.6%	79.0%	80.9%	72.1%
Weighted Average Coupon (3)	5.97%	5.58%	4.87%	5.45%	5.61%
Weighted Average Loan Age (Months) (3) (4)	17	33	50	58	34
Weighted Average Loan to Value at Origination (3) (5)	73%	65%	70%	79%	72%
Weighted Average FICO at Origination (3) (5)	742	742	733	692	729
3 Month CPR (4)	7.3%	18.2%	17.4%	10.4%	11.2%
60+ days delinquent (5)	4.2%	4.4%	6.4%	16.9%	7.4%
Credit Enhancement (5) (6)	6.5%	4.9%	10.3%	34.1%	13.1%

(1) FICO, named after Fair Isaac Corp., is a credit score used by major credit bureaus to indicate a borrower’s credit worthiness. FICO scores are reported borrower FICO scores at origination for each loan.

(2) Of the 14 non-agency MBS shown in this table, ten were rated by Moody’s, all of which was assigned a Aaa rating; six were rated by Fitch, all of which was assigned a AAA rating; and 13 were rated by S&P, 11 of which were assigned a AAA rating. One of the MBS securitized in 2007 with an amortized cost of $41.9 million and a fair value of $25.1 million as of September 30, 2008 was downgraded by S&P from AAA to BB on August 12, 2008. This MBS was rated AAA by Fitch as of September 30, 2008. The MBS securitized in 2006 with an amortized cost of $39.1 million and a fair value of $25.0 million as of September 30, 2008 was downgraded by S&P from AAA to BBB on October 28, 2008. This MBS was rated AAA by Fitch as of October 28, 2008.

(3) Weighted average is based on MBS current face at September 30, 2008.

(4) Information provided is based on loans from individual group owned by us.

(5) Information provided is based on loans from all groups that provide credit support for our MBS.

(6) Credit enhancement for a particular security consists of all securities and/or other credit support that absorb initial credit losses generated by a pool of securitized loans before such losses affect the particular senior security. All of the above non-Agency MBS are the most senior tranches in their respective deal structures and therefore carry less credit risk than the junior securities that provide their credit enhancement.”

In addition to, and in conjunction with, the foregoing disclosure, the Company will also include the following information regarding its non-agency MBS: “These MBS are certificates that are backed by pools of single-family mortgage loans, which are not guaranteed by the U.S. government, any federal agency or any federally chartered corporation.  These securities are the most senior classes within the MBS structure.  The loans collateralizing our non-agency MBS included hybrids, with fixed-rate periods generally ranging from three to ten years, and, to a lesser extent, adjustable-rate mortgages.”

Further, the Company notes that these non-agency securities are the most senior classes (most secure) from their respective securitizations and are the first classes to be repaid principal.  While as of September 30, 2008 these securities were carried on the balance sheet at the fair market value of 72% of par, MFA received approximately [REDACTED] of principal payments in the fourth quarter of 2008 at par.  As senior tranche MBS owners, the Company is limited in the amount of information it receives about these securities.  MFA currently provides the information set forth above in its periodic filings (most recently its Form 10-Q for the period ended September 30, 2008) and, to the extent available to MFA, will add additional information in future filings about the geographic distribution of underlying mortgages, owner occupancy and loan purpose.

CONFIDENTIAL TREATMENT REQUESTED BY MFA FINANCIAL, INC.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO RULE 83

The loans underlying both the Company’s AAA and below AAA rated securities are generally Prime and Alt-A Hybrid ARM mortgage loans.  There are no material differences between the loans underlying the AAA rated securities versus the non-AAA rated securities.  The rating differences are instead based on the level of credit enhancement (subordination) relative to delinquencies and expected losses on each mortgage pool.  Downgrades are typically due to rating agency adjustments to their models which change (increase) their expected losses relative to the existing level of credit enhancement.  Rating agencies require a certain multiple of coverage of the expected loss amount – for example, for prime jumbo collateral, Standard & Poor’s generally requires credit enhancement of 3.5x expected losses for a AAA rating – so if expected losses on a $100 million pool of mortgage loans are $1.0 million, a AAA rated security would be required to have $3.5 million of credit enhancement.  Therefore, if expected losses increase such that this multiple declines, for example, to 2.5x the expected loss amount, the AAA rating would be downgraded, despite the fact that the senior security has credit enhancement equal to 2.5x the (new higher) expected loss amount.  Even with the new rating agency assumptions, rating agency models continue to project that the senior most securities will receive a full return of principal and the Company’s management concurs.

Please direct any questions or additional comments regarding these responses to the December 18th Letter to the undersigned or Tim Korth, the Company’s general counsel, at (212) 207-6400.

Very truly yours,

/s/William S. Gorin

William S. Gorin
President and Chief Financial Officer

cc:  Tim Korth

CONFIDENTIAL TREATMENT REQUESTED BY MFA FINANCIAL, INC.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO RULE 83

Exhibit A

The information in the table below is as of September 30, 2008:

Change in Interest Rates	Estimated Value of MBS	Estimated Value of Swaps	Estimated Value of Financial Instruments Carried at Fair Value	Estimated Change in Fair Value	Percentage Change in Net Interest Income	Percentage Change in Portfolio Value
(Dollars in Thousands)

100 Basis Point Increase	$9,939,490	$42,222	$9,981,712	$(228,496)	(25.60)%	(2.23)%
50 Basis Point Increase	10,113,921	(4,109)	10,109,812	(100,396)	(12.00)	(0.98)
50 Basis Point Decrease	10,379,672	(96,771)	10,282,901	72,693	10.77	0.71
100 Basis Point Decrease	10,470,991	(143,102)	10,327,889	117,681	20.16	1.15